PHOENIX/LJH ADVISORS FUND LLC
                               MULTIPLE CLASS PLAN

       Phoenix/LJH Advisors Fund LLC, a registered investment company (the "Fund"), has elected to offer multiple series that function as classes of interests of the Fund. A majority of the Board of Directors of the Fund, including a majority of the Directors who are not interested persons of the Fund, has determined that the following plan (the "Plan") is in the best interests of each class individually and the Fund as a whole:

       1. CLASS DESIGNATION. Fund interests will be designated either Class A or Class C.

       2. CLASS CHARACTERISTICS. Each class of interests will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

       Class A: Class A interests will be offered for sale with a sales charge unless you qualify for a waiver of the sales charge. Class A interests will be subject to a distribution plan adopted by the Board which provides for an annual distribution fee of 0.25% of the average net assets of the Fund attributable to Class A interests, computed on an annual basis. The distribution plan fees for the Class A interests will be used to pay the Fund's distributor and others who render assistance in distributing, promoting or providing member services to holders of Class A interests.

       Class C: Class C interests will be offered for sale without the imposition of a sales charge. However, if you tender your Class C interests within 12 months of investing, you will be charged a 1.00% contingent deferred sales load of the amount repurchased. Class C interests will be subject to a distribution plan which provides for an annual distribution fee of 0.90% of the average net assets of the Fund attributable to Class C interests, computed on an annual basis. The distribution plan fees for the Class C interests will be used to pay the Fund's distributor and others who render assistance in distributing, promoting or providing member services to holders of Class C interests.

       3. EXPENSE ALLOCATIONS. The following expenses for the Fund will be allocated on a class-by-class basis, to the extent applicable and practicable:
(i) fees under the distribution plan adopted by the Board; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular class; and (iii) expenses

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incurred in connection with member meetings as a result of issues relating to a particular class. Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund. Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under the 1940 Act.

       4. CONVERSIONS. There are no conversion features associated with the Class A or Class C interests.

       5. GENERAL. Interests of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class's respective arrangements under the distribution plan. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Directors will monitor the Plan for any material conflicts between the interests of the Classes of interests. The Board will take such action as is reasonably necessary to eliminate any conflict that develops. The Fund's investment adviser and distributor will be responsible for alerting the Board to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board, including a majority of the Directors who are not interested persons of the Fund, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class. The Fund will comply with rules 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act.




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